Exhibit 99.1

Claude Resources Inc. Intercepts 39.43 Grams of Gold (cut) per Tonne Over 2.6 Metres True Width at Seabee Gold Mine

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Nov. 17 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" or the "Company") today reported new exploration results from the July, August and September drilling programs at its 100 percent owned and operated Seabee Gold Mine. Highlights from the drill programs include:

•	39.43 grams of gold per tonne (cut) over 2.6 metres true width (hole U10-645).
•	28.18 grams of gold per tonne (cut) over 2.0 metres true width (hole U10-651);
•	26.51 grams of gold per tonne (cut) over 1.5 metres true width (hole U10-642b);
•	18.54 grams of gold per tonne (cut) over 3.8 metres true width (hole U10-349); and
•	15.43 grams of gold per tonne (cut) over 1.3 metres true width (hole U10-652).

HOLE #	ZONE INTERSECTION					GRADE g/T (uncut)	GRADE g/T (cut)	TRUE WIDTH (m)
	NAME (Target)	FROM	TO	LENGTH (m)	MIDPT (m)

U10-326	162s	8.7	10.6	1.9	9.7	9.97	9.97	1.5
U10-328	162s	8.3	8.8	0.5	8.6	10.60	10.60	0.9
U10-329	162s	8.3	8.8	0.5	8.6	6.50	6.50	0.4
U10-336	2b	146.4	148.5	2.1	147.5	10.97	10.97	0.9
U10-330	2b	118.5	123.2	4.7	120.9	6.70	6.70	2.3
U10-339	2b	216.5	217.7	1.2	217.1	4.82	4.82	0.7
U10-341	2b	77.3	81.4	4.1	79.4	8.37	8.37	3.0
U10-343	2b	136.1	144.5	8.4	140.3	6.22	6.22	3.1
U10-345	2b	79.0	83.0	4.0	81.0	11.05	11.05	2.8
U10-348	2b	70.6	76.3	5.7	73.5	8.81	8.81	4.6
U10-349	2b	81.3	87.0	5.7	84.2	27.32	18.54	3.8
U10-640	2b	244.9	250.7	5.8	247.8	5.27	5.27	1.0
U10-641	2bs	146.7	147.2	0.5	147.0	4.93	4.93	0.2
U10-641	2b	156.0	157.8	1.8	156.9	11.42	11.42	0.1
U10-642b	2b	162.0	165.5	3.5	163.8	35.93	26.51	1.5
U10-644	2b	120.0	124.0	4.0	122.0	7.26	7.26	1.9
U10-645	2b	118.4	123.6	5.2	121.0	42.78	39.43	2.6
U10-648	161	330.5	333.6	3.1	332.1	7.94	7.94	2.4
U10-650	2c	91.6	93.1	1.5	92.4	12.73	12.73	1.1
U10-651	2c	75.2	77.8	2.6	76.5	35.32	28.18	2.0
U10-652	2c	96.9	98.8	1.9	97.9	15.43	15.43	1.3
U10-654	2c	84.0	86.3	2.3	85.2	4.41	4.41	1.6
U10-656	19v	52.2	55.1	2.9	53.7	3.59	3.59	2.5
U10-656	2b	55.2	57.8	2.6	56.5	7.69	7.69	2.2
U10-657	19v	57.4	60.0	2.6	58.7	6.67	6.67	2.2

Speaking today in Saskatoon, Philip Ng, Vice President, Mining Operations stated that "Seabee exploration has been very successful throughout 2010. Our deepest hole to date, at 1,300 metres, has confirmed that gold mineralization continues at depth at economic widths and grade. We are looking at an expanded exploration program at Seabee in 2011 to test high grade targets near existing infrastructure and regionally to better realize the potential of the Seabee Gold Mining Camp."

In 2010, Claude will continue producing from the Seabee Gold Mine and expects to move Santoy 8 towards a commercial production decision in early 2011. For the full year 2010, approximately 50,000 metres of surface and underground diamond drilling will be completed at the Seabee Gold Mine and surrounding satellite deposits.

Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Gold Project.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 915,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

or

Philip Ng, P.Eng, Vice President, Mining Operations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 10:29e 17-NOV-10